Exhibit (a)(5)(D)

Keynote Announces Preliminary Results of Issuer Tender Offer

SAN MATEO, California—May 19, 2003—Keynote Systems, Inc. (Nasdaq: KEYN) today announced the preliminary results of its issuer tender offer for 7.5 million shares of its common stock at a purchase price of $9.50 per share, net to the seller in cash, without interest, which expired on May 16, 2003.

Based on a count by American Stock Transfer & Trust Company, the depositary for the offer, approximately 4.3 million shares of common stock (including approximately 938,000 shares tendered through notice of guaranteed delivery), were properly tendered and not withdrawn. Pursuant to applicable securities laws, Keynote will purchase all of the tendered shares at a purchase price of $9.50 per share.

The shares to be purchased represent approximately 19% of the Company’s approximately 22.8 million shares outstanding as of April 30, 2003. As a result of the completion of the offer, Keynote expects to have approximately 18.5 million shares issued and outstanding as of the time immediately following payment for the tendered shares. The aggregate purchase price paid is expected to be approximately $ 40.6 million, and Keynote intends to fund the payments for shares from available cash.

About Keynote

Keynote Systems (Nasdaq: KEYN), The Internet Performance Authority®, is the global leader in Internet performance management and testing services that improve the quality of e-business. Keynote’s services enable corporate enterprises to benchmark, diagnose, test and manage their e-business systems both inside and outside the firewall. Approximately 2,300 corporate IT departments and 16,000 individual subscribers rely on the company’s easy-to-use and cost-effective services to optimize revenues and reduce downtime costs without requiring additional complex and costly software implementations.

Keynote Systems, Inc. was founded in 1995 and is headquartered in San Mateo, Calif. The company can be reached at www.keynote.com or by phone in the U.S. at (650) 403-2400.

© 2003 Keynote Systems, Inc. Keynote and The Internet Performance Authority are registered trademarks of Keynote Systems, Inc.